

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Kevin O'Meara
Chief Executive Officer
DIRTT Environmental Solutions Ltd.
7303 30th Street S.E.
Calgary, Alberta, Canada T2C 1N6

     Re: DIRTT Environmental Solutions Ltd.
         Registration Statement on Form S-3
         Filed December 23, 2020
         File No. 333-251660

Dear Mr. O'Meara:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology

cc: Robert L. Kimball